[BioVie Inc. Letterhead]

March 28, 2017

VIA EDGAR

Suzanne Hayes

Assistant Director, Office of Healthcare and Insurance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: BioVie Inc.

Registration Statement on Form S-1

Filed January 19, 2017; amended March 10, 2017 and March 28, 2017

File No. 333-215619

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BioVie Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of its Registration Statement on Form S-1 (File No. 333-215619) (as amended, the “Registration Statement”) and declare the Registration Statement effective as of Thursday, March 30, 2017, at 4:00 p.m., Eastern time, or as soon as practicable thereafter.

Please contact David Crandall of Hogan Lovells US LLP at (303) 454-2449 with any questions. Also, please notify Mr. Crandall when this request for acceleration has been granted.

Very truly yours,

BioVie Inc.

By: /s/ Jonathan Adams

Name: Jonathan Adams

Title: Chief Executive Officer

cc: David R. Crandall, Esq., Hogan Lovells US LLP